Exhibit 12




WHITMAN CORPORATION
STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

                                                                                        Fiscal Years
                                                             -------------------------------------------------------------------
                                                                 1998          1997          1996           1995          1994
                                                             ----------    ----------    ----------     ----------    ----------

Earnings:
Income from continuing operations before taxes and           $    152.2    $     69.9    $    127.7     $    118.2    $     80.3
   minority interest
Fixed charges                                                      51.5          75.6          74.4           76.7          72.2
                                                             ----------    ----------    ----------     ----------    ----------
Earnings as adjusted                                         $    203.7    $    145.5    $    202.1     $    194.9    $    152.5
                                                             ==========    ==========    ==========     ==========    ==========

Fixed charges:
Interest expense                                             $     46.4    $     69.0    $     68.2     $     70.3    $     67.0
Preferred stock dividend requirement of majority
   owned subsidiary                                                 --            1.7           1.5            1.4           1.1
Portion of rents representative of interest factor                  5.1           4.9           4.7            5.0           4.1
                                                             ----------    ----------    ----------     ----------    ----------
Total fixed charges                                          $     51.5    $     75.6    $     74.4     $     76.7    $     72.2
                                                             ==========    ==========    ==========     ==========    ==========
Ratio of earnings to fixed charges*                                 4.0x          1.9x          2.7x           2.5x          2.1x
                                                             ==========    ==========    ==========     ==========    ==========

* Intercompany interest income from Hussmann and Midas was $1.6 million, $23.1 million, $23.7 million, $21.8 million and $20.6 million in 1998, 1997, 1996, 1995 and 1994, respectively. If the fixed charges had been reduced by this intercompany interest income, the ratio of earnings to fixed charges for 1998, 1997, 1996, 1995 and 1994 would have been 4.1x, 2.3x, 3.5x, 3.2x and 2.6x, respectively.

     Whitman Corporation also recorded special charges of $49.3 million during 1997. Excluding these special charges, the 1997 ratio of earnings to fixed charges would have been 2.6x. Additionally, if the fixed charges for 1997 were adjusted for the intercompany interest income noted above, the ratio of earnings to fixed charges would have been 3.3x.